

July 15, 2013

Via E-mail
Mr. Stephen C. Richter
Executive Vice President and Chief Financial Officer
Weingarten Realty Investors
2600 Citadel Plaza Drive
P.O. Box 924133
Houston, TX 77292

      Re: Weingarten Realty Investors
                Form 10-K for the year ended December 31, 2012
                Filed February 25, 2013
                File No. 1-09876

Dear Mr. Richter:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Capital Expenditures, page 38

1.   We note the table that details your capital expenditures for the current year. In future Exchange Act filings please reconcile the expenditures to the capitalized expenditures included in cash flows from investing activities within the consolidated statement of cash flows. Please also provide a narrative discussion for fluctuations from year to year.

2.   In addition to above please include disclosure with this table that discloses the total amount of soft costs capitalized by year for costs such as interest, payroll and other soft costs. We realize that capitalized interest is disclosed elsewhere in the 10-K but we believe it would be helpful to a user of the financial statements to have all of this information included with the chart of capitalized expenditures.

Exhibits 31.1 and 31.2

3.   We note that in paragraphs 4 and 5 you have deleted the "(s)" following "certifying officer(s)," you have replaced "directors" with "trust managers" and have deleted the parenthetical "(or persons performing the equivalent functions)." In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief